UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64509/May 18, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14357

In the Matter of	:	
	:	
SAFE WASTE SYSTEMS, INC.,	:	ORDER MAKING FINDINGS
SALEX HOLDING CORP.,	:	AND REVOKING
SAN FABIAN RESOURCES, INC.,	:	REGISTRATIONS BY DEFAULT
SANITAS, INC.,	:	
SELECT THERAPEUTICS, INC.	:	
(F/K/A VT DEVELOPMENT, INC.),	:	
SEL-LEB MARKETING, INC.,	:	
SEMICON, INC.,	:	
SERINO 2, CORP.,	:	
SERINO 3, CORP.,	:	
SERINO 4, CORP.,	:	
SERINO 5, CORP., AND	:	
SERINO 6, CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 26, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 2, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Since none of the Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of their public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

Safe-Waste Systems, Inc. (CIK No. 769107), is a void Delaware corporation located in Wanamassa, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $473,000 for the prior nine months.

Salex Holding Corp. (CIK No. 918963) is a void Delaware corporation located in Happauge, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2000, which reported a net loss of $44,923 for the prior nine months. On November 17, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to Chapter 7, and the case was terminated on March 31, 2004.

San Fabian Resources, Inc. (CIK No. 1091562), is a void Delaware corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-SB registration statement on December 9, 1999, which reported a net loss of over $21,000 for the year ended April 30, 1999.

Sanitas, Inc. (CIK No. 86727), is a Connecticut corporation located in Stamford, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1996, which reported a net loss of $38,000 for the prior nine months.

Select Therapeutics Inc. (f/k/a VT Development, Inc.) (CIK No. 1037158) is a void Delaware corporation located in Brookline, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $4.5 million for the prior nine months.

Sel-Leb Marketing, Inc. (CIK No. 934853), is an inactive New York corporation located in Paterson, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $171,000 for the prior three months.

Semicon, Inc. (CIK No. 88922), is a dissolved Massachusetts corporation located in Burlington, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 4, 1998, which reported a net loss of $254,000 for the prior three months.

Serino 2, Corp. (CIK No. 1331613), is a New Jersey corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2006, which reported a net loss of $1,050 for the prior nine months.

Serino 3, Corp. (CIK No. 1331615), is a New Jersey corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2006, which reported a net loss of $1,050 for the prior nine months.

Serino 4, Corp. (CIK No. 1331616), is a New Jersey corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the fiscal year ended April 30, 2006, which reported a net loss of $1,650 for the prior fiscal year.

Serino 5, Corp. (CIK No. 1331617), is a New Jersey corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the fiscal year ended April 30, 2006, which reported a net loss of $1,650 for the prior fiscal year.

Serino 6, Corp. (CIK No. 1331618), is a New Jersey corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the fiscal year ended April 30, 2006, which reported a net loss of $1,650 for the prior fiscal year.

In addition to these repeated failures to file timely periodic reports, Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of their registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Safe-Waste Systems, Inc., Salex Holding Corp., San Fabian Resources, Inc., Sanitas, Inc., Select Therapeutics Inc. (f/k/a VT Development, Inc.), Sel-Leb Marketing, Inc., Semicon, Inc., Serino 2, Corp., Serino 3, Corp., Serino 4, Corp., Serino 5, Corp., and Serino 6, Corp., are hereby REVOKED.

Cameron Elliot
Administrative Law Judge